Security Class Holder Account Number

Black pen preferred. Print in CAPITAL letters inside the grey areas as shown in this example.

Proxy Form — Annual Meeting of Shareholders to be held on March 2, 2004

Notes to Proxy

1.	Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend, vote and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	This form of proxy should be signed by the shareholder in the exact manner as the name appears on this proxy or by his/her attorney duly authorized in writing. If the shares are registered in the name of more than one owner (e.g. joint ownership), then all those registered should sign this form. If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority.

3.	This form of proxy revokes any proxy previously given with respect to the meeting.

4.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.

5.	The shares represented by a properly executed proxy will be voted for or against or withheld from voting as instructed by the shareholder. This proxy confers discretionary authority on the proxyholder to vote as they feel fit in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise specified, the proxyholders designated by management in this form of proxy will vote FOR items 1, 2, 3 and 4, and AGAINST items 5, 6 and 7.

6.	This form of proxy should be read with the accompanying Notice of Meeting and Management Proxy Circular.

METHOD OF VOTING

•	Complete, sign and date the reverse hereof.	•	Complete, sign and date the reverse hereof.

•	Return this Proxy in the envelope provided or to	•	Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

	Computershare Trust Company of Canada 100 University Avenue, 9th floor Toronto, Ontario M5J 2Y1	•	Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

Proxies must be received by 5:00 p.m. Eastern Standard Time, March 1, 2004.

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This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy

The undersigned holder of Common Shares of The Bank of Nova Scotia hereby appoints:
Peter C. Godsoe, Chairman of the
Board, or failing him,
Richard E. Waugh, President and
Chief Executive Officer, or failing them,
Sir Graham Day, Lead Director	OR	Print the name of the person you are appointing instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of The Bank of Nova Scotia to be held on March 2, 2004 and any adjournment(s) thereof (the “meeting”), as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholder’s discretion in respect of such amendments or variations and other matters as may properly come before the meeting.

The Directors recommend shareholders vote FOR items 1, 2, 3 and 4 below:

1.     Election of Directors

VOTE FOR all nominees listed below (except as marked to the contrary* — see INSTRUCTION)	☐	WITHHOLD vote from all nominees listed below	☐

01.	Ronald A. Brenneman	05.	John C. Kerr	09.	The Hon. Barbara J. McDougall	13.	Allan C. Shaw
02.	C.J. Chen	06.	The Hon. Michael J.L. Kirby	10.	Elizabeth Parr-Johnston	14.	Paul D. Sobey
03.	N. Ashleigh Everett	07.	Laurent Lemaire	11.	Arthur R.A. Scace	15.	Richard E. Waugh
04.	M. Keith Goodrich	08.	John T. Mayberry	12.	Gerald W. Schwartz

*INSTRUCTION: to withhold authority to vote for any individual nominee(s), mark in this box the number(s) for the name(s) from the list above (and mark VOTE FOR above for the others).

2.	Appointment of auditors named in the Management Proxy Circular	For	☐	Withhold	☐

3.	Approval of an amendment to the Bank’s By-law No. 1 to increase the maximum annual aggregate remuneration which may be paid to directors	For	☐	Against	☐

4.	Approval of an amendment to the Stock Option Plan to increase the number of common shares issuable under that plan	For	☐	Against	☐

Shareholder Proposals (set out in Appendix 1 of the accompanying Management Proxy Circular)

The Directors recommend shareholders vote AGAINST the Shareholder Proposals below:

		For	Against			For	Against			For	Against
5.	Shareholder Proposal 1	☐	☐	6.	Shareholder Proposal 2	☐	☐	7.	Shareholder Proposal 3	☐	☐

Shareholder Signature(s) — Sign Here — This section must be completed.

Signature
	Day	Month	Year

Quarterly Financial Statements Request

Mark this box if you would like to receive (or continue to receive) Quarterly Financial Statements by mail. If you do not mark the box and return this form, Quarterly Financial Statements will not be sent to you in 2004.	☐